 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2024

MED-X, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10472

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California	91304
(Address of principal executive offices)	(Zip Code)

(818) 349-2870

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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In this semi-annual report, the term “Med-X,” “we,” “us,” “our,” or “the company” refers to Med-X, Inc. a Nevada corporation.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion of our financial condition and results of operations for the six month period ended June 30, 2024 (the 2024 Interim Period) and the six month period ended June 30, 2023 (the 2023 Interim Period) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We are a Nevada corporation formed in February 2014 engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned subsidiary, on April 16, 2018. We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Hemp and Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent when it is federally legal to do so, to cultivate high quality custom-bred Hemp and Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Hemp and Cannabis agricultural operators. As these core businesses evolve, and it becomes federally legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Hemp and Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in perpetuity in 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Hemp and Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

Our primary sources of revenue are expected to be revenue from Nature-Cide, Thermal-Aid Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through Nature-Cide and Thermal-Aid. Malibu Brands has been growing steadily since its launch in the second half of 2021, while The MJT Network revenue is currently immaterial. During 2023, Nature-Cide accounted for approximately 39.4% of our revenue, Thermal-Aid accounted for approximately 58.8% of our revenue, Malibu Brands accounted for 1.8% of our revenue. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels in the United States while continuing to increase its sales activity via ecommerce channels.

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Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Hemp and Cannabis cultivation as well as the Hemp and Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Hemp and Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Hemp and Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is federally legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Hemp and or Cannabis or medicinal Hemp and Cannabis compounds for medical or recreational use until such sale is federally legal. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Hemp and Cannabis for the California medical and recreational Hemp and Cannabis markets.  As a California grower, we will approach other markets that become federally legally available in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Hemp and Cannabis legalization movement among young adults.

Our Growth Strategy

We intend to position Malibu Brands as a homeopathic, botanical, topical, all-natural alternative to traditional everyday pain management methods for consumers of all ages who may suffer from various ailments, including, but not limited to, arthritis, joint pain, headaches and back pain who seek natural pain remedies. We initially launched the Malibu Brands topical product, “Pacific Pain Relief Cream”, which is now available via ecommerce. After the launch of the first product, we began development of other versions of the product that, when completed and provided that federal legality is clarified and the FDA’s position on CBD is resolved, could potentially contain full spectrum CBD extracted from industrial hemp and cannabis. Social media marketing, advertising and public relations is continuous and is being used to spread awareness and drive traffic to the product to drive product sales with the goal of continuing to build loyalty and social proof around for our products from our core, first early adapters, and take that feedback to pharmacy retailers and government and insurance-based providers that could cover the cost of the Malibu Brands “Pacific Pain Relief Cream” for the consumer patients. We plan to attend distribution and pharmacy tradeshows and educational programs, as well as provide support to the public movement to hold pharmaceutical companies accountable and to help curb the opioid epidemic by educating healthcare providers and communities on the availability of alternative everyday pain relief products like the “Pacific Pain Relief Cream.”

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to distributors who may sell to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and provided it becomes legal to do so, we may seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu-Brands and The MJT Network divisions, however we are not yet profitable.  We are actively positioning the Nature-Cide and Thermal-Aid brands with major distribution and marketing. If and when the federal government declares cannabis and hemp to be legally salable in the United States, we also plan to address the needs required to support the fast-paced emerging cannabis and hemp industries. Currently, the Malibu Brands and The MJT Network divisions account for an immaterial percentage of the Company’s revenue.

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On September 25, 2023, the Company entered into an international distribution agreement with the Australian arm of Ensystex, Inc., one of our current United States distribution partners located in Fayetteville North Carolina (“Ensystex”), effective October 1, 2023. Ensystex has been purchasing Nature-Cide products in bulk from the Company for over one year. From the beginning of the distribution relationship, Ensystex has been marketing the Nature-Cide products on a national basis through mainstream pest control media outlets such as PCT (Pest Control Technology) and PMP (Pest Management Professional) magazines, which along with Ensystex’s current customer base, continues to draw regular sales of the Nature-Cide products to pest control operators nationally. The Company has been testing the Nature-Cide products in various regions for several years with multiple pest control professionals that have a relationship with both Ensystex and the Nature-Cide division of Med-X, Inc. The new distribution relationship will cover the following countries: Australia and associated islands, United Arab Emirates, Qatar, French Polynesia, New Caledonia, New Zealand, Fiji, Singapore, Malaysia, Brunei Darussalam, Philippines, Thailand, Laos, Myanmar (Burma), Indonesia, Hong Kong, Macau, Vietnam, Cambodia, South Africa, Mauritius, Seychelles, Maldives, Botswana, Zimbabwe, Namibia, Iraq, Israel and the Democratic Republic of Congo. To maintain exclusivity in these territories, Ensystex will be responsible for obtaining and maintaining any and all regulatory registrations and or authorizations that are required to sell or use Nature-Cide products within any country or political subdivision within the geographical areas listed above. All expenses associated with the approval or authorization process will be borne by Ensystex. Ensystex will continue, at its expense, to engage and maintain a sales and service organization in all of the territories above, which are to be staffed with such experienced personnel as are necessary to enable Ensystex to perform its obligations under the agreement. Ensystex will ensure that its sales and service force have proper knowledge in the field of pest control and are adequately trained in the nature and use of the Nature-Cide products.

Recent Developments

On September 15, 2023, the Company entered into an Agreement for the Purchase and Sale of Capital Stock with Joseph Winograde to purchase from Mr. Winograde 49% of the outstanding capital stock of Napco Painting Contractors, Inc. (“Napco” and the “Napco SPA”). Napco is wholly owned by Mr. Winograde. Pursuant to the Napco SPA, in exchange for the 49% interest in Napco, the Company agreed to pay Napco $500,000 in cash within two business days following the completion the Company’s proposed IPO  and to issue a convertible promissory note(“Napco Note”) in the principal amount of $2,500,000 (collectively, the “Napco Transaction”).  The Napco Transaction was contingent upon the Company’s successful listing on the Nasdaq within 90 days.

On December 13, 2023 the Company and Napco entered into Amendment No. 1 to the Napco SPA and Napco Note through March 14, 2023. Subsequently, on March 14, 2024 the Napco SPA and Napco Note expired. As a result, the transaction set out above has been unwound as of the issue date of the financial statements included herein, retroactively impacted to December 31, 2023 and the Company’s financial results for the year ended December 31, 2023 do not include an investment in Napco.

Napco is an environmentally friendly commercial and residential painting company operating in the Napa Valley region of Northern California for over 20 years. Napco customers include many established wineries, resorts, commercial buildings, restaurants, housing projects and estate properties. In early 2022, the Company’s Nature-Cide division began development of a unique Nature-Cide insecticidal painting additive which can be blended into paint/stains which repels various wood destroying insects, pests and birds. The Company is in its second generation formulation and expects to begin efficacy testing to prepare for state environmental protection agency office registration with hopes of releasing for sale and commercial use in early- to mid-2024. The Company believes that the Napco painting platform will enable the Company to test and showcase the insecticidal paint additive product’s effectiveness within the painting industry, which includes the painting manufacturing sector as well as other painting contractors nationally through the existing clients of Napco. The Company also intends to operate a Nature-Cide pest control service business from within Napco, similar to the Nature-Cide services in Southern California. The Company will assist Joseph Winograde and Napco in obtaining all necessary pest control licenses for its personnel as well as in building a service truck to jump start this new service division utilizing the Company’s products in Northern California. Napco employees will also be taught to use the Company’s full line of Nature-Cide products, and the Company will utilize its California license to facilitate this new Nature-Cide service division within Napco. Joseph Winograde is the brother of Lester Winograde who is an outside attorney for the Company handling general legal and business affairs.

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The Company is currently negotiating a new transaction with Napco and Joseph Winograde whereby the Company would acquire 49-51% of Napco.

On April 15, 2024 our Board approved a 1-for-16 reverse stock split of our outstanding common stock effective April 16, 2024. The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. All share and per share data contained herein has been retroactively impacted to reflect the reverse split.

The Company has retained the services of DealMaker Securities LLC (the "Intermediary") to facilitate the CF Offering. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities of 8.5%, which amount includes payment processing fees, one time activation fees including onboarding, due diligence and asset creation costs of $32,500 and monthly subscription fees of $2,000 following notice of effect.  The Company will also pay $10,000 per month for additional marketing services.

On July 26, 2024 the Company entered into an Advisory Agreement with Maxim Group (the “Maxim Advisory Agreement”) to provide general financial advisory and investment banking services to the Company. In connection with the Maxim Advisory Agreement, as consideration for Maxim’s services, The Company will issue to Maxim one and one half percent (1.5%) of the total outstanding shares of Company common stock (the “Stock Fee”), in which one-half percent (.5%) (88,514 shares) of the Company’s outstanding Common Stock was issued upon the execution of the Maxim Advisory Agreement; one-half percent (.5%) of the Company’s outstanding Common Stock upon the Company’s filing of an S-1 and any additional documents necessary for the Company’s listing on a national exchange; and one-half percent (.5%) of the Company’s outstanding Common Stock upon the Company’s Common Stock upon the Company’s listing to a national exchange. If the Company does not become listed on a national, one-half percent (.5%) of the Company’s Common Stock will be returned to the Company (and one-half percent (.5%) will be retained by Maxim).

Results of Operations

The following summarizes the results of our operations for the 2024 Interim Period as compared to the 2023 Interim Period:

	Six Months Ended
	June 30,
	2024	2023	$ Change
Net revenues	$834,255	$864,668	$(30,413)
Cost of Goods Sold	$686,866	$701,156	$(14,290)
Gross profit/(loss)	$147,389	$163,512	$(16,123)
Operating Expenses
General and Administrative	$4,049,177	$3,108,095	941,082
Sales and Marketing	$495,577	$530,484	(34,907)
Total Operating Expenses	$4,544,754	$3,638,579	$906,175
Loss from operations	$(4,397,365)	$(3,475,067)	$922,298
Interest Expense	$27,324	$27,477	$153
Net loss	$(4,424,689)	$(3,502,544)	$922,145

For the 2024 Interim Period, we had net revenues of $834,255, compared to $864,668 net revenues of for the 2023 Interim Period. While revenue decreased during the 2024 Interim Period, our costs of goods sold also decreased from to $701,156 for the 2023 Interim Period to $686,866 for the 2024 Interim Period. For the 2024 Interim Period, we had a gross profit of 147,389, compared to a gross  profit of $163,512 for the 2023 Interim Period. The small decrease in revenue and costs of goods sold during the 2024 Interim Period is a result of slightly reduced sales period over period.

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For the 2023 Interim Period, our operating expenses were $3,638,579, consisting of $530,484 for sales and marketing expenses, $3,108,095 for general and administrative costs. For the 2024 Interim Period, our operating expenses were $4,544,754, consisting of $495,577 for sales and marketing expenses and $4,049,177 for general and administrative costs.  The significant increase in general and administrative costs was predominantly due to higher costs for legal and accounting fees and the Company undertook several new financing initiatives as well as negotiations for a target acquisition, requiring additional filings with the Securities and Exchange Commission.

For the 2024 Interim Period, we had an operating loss of $4,397,365, compared to an operating loss of $3,475,067 for the 2023 Interim Period.

For the 2023 Interim Period and the 2024 Interim Period our interest expenses remained relatively constant at $27,477 and $27,324 respectively.

For the 2024 Interim Period, we had a net loss of $4,424,689, compared to a net loss of $3,502,544 for the 2023 Interim Period.

Liquidity and Capital Resources

As of June 30, 2024, we had total current assets in the amount of $1,001,288, consisting of $245,923 in cash, $147,077 in accounts receivables, $78,274 in prepaid expenses, and $530,014 in inventory. As of December 31, 2023, we had total current assets in the amount of $732,383 consisting of $65,747 in cash, $50,105 in accounts receivables, $80,290 in prepaid expenses, $536,241 in inventory.

During the six months ended June 30, 2023, we used $2,384,202 of cash for operating activities as compared to $1,957,493 in the six months ended June 30, 2024.  Cash used in operating activities in each of the comparative six month periods includes substantial fees paid for selling and marketing expenses and ongoing personnel and professional fees, offset by non cash expenditures in the period of stock issued for consulting services of $1,418,333 in the six months ended June 30, 2023 compared to $2,264,000 in the six months ended June 30, 2024.

Cash provided by financing activities during the six months ended June 30, 2023 was $2,452,395. Of this amount, $2,343,194 was related to the issuance of shares of common stock, $112,279 as a result of an increase of principal on debt, offset by a repayment of principal on debt of $3,078. Cash provided by financing activities during the six months ended June 30, 2024 was $2,137,669. Of this amount, $2,137,718 was related to the issuance of shares of common stock, offset by a repayment of principal debt of $49.  Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2024 and 2025. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through an offering of securities on Form 1-A and Form CF, as well as private placements from accredited investors. We believe that the proceeds of the proposed and current Offerings may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of June 30, 2024, and December 31, 2023, the outstanding balance was $116,455 and $45,587 respectively.

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The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

Without additional proceeds from private placements and both pending and current offerings we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Through the three and six months ended June 30, 2024 and 2023 and during the years ended December 31, 2023, and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

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Segment Reporting

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location. The Company derives immaterial revenue from advertising sales from our online media platform “MJT Network®”.

Stock Based Compensation Expense

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Item 2. Other Information

We have applied to list our common stock on Nasdaq under the symbol “MXRX”. No assurance can be given that our application will be approved. We will not consummate this offering unless our application for listing of our common stock on Nasdaq is approved.

On April 15, 2024 the Company’s Board of Directors approved a 1 for 16 Reverse Split of the Company’s common stock. The Reverse Split was effective April 16, 2024 and has been retroactively applied to the share and per share data included herein.

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

On October 26, 2022, the Company filed a Private Placement Memorandum for accredited investors only. This offering was for 1,875,000 shares of common stock at $1.60 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised. This offering was completed, including the exercise of an over-allotment option, on May 5, 2023. On May 6, 2023, the Company filed a new Private Placement Memorandum for accredited investors only on the same terms.

In May 2024 the Company launched a Regulation CF Crowdfunding Offering. Shares of Common Stock was offered at $3.00 per share.

During the six months ended June 30, 2024, the Company sold 1,115,000 shares of common stock at $1.60 per share in its private placement. And the Company sold 507,500 shares of common stock at $2.00 per share in its private placement. The Company received proceeds of $2,020,092, net of offering costs.

During the six months ended June 30, 2024, the Company issued 47,698 shares of common stock at $3.00 per share under its Regulation CF Crowdfunding Offering. The Company received proceeds of $117,626, net of offering costs.

During the six months ended June 30, 2024, the Company also issued 1,415,000 shares of common stock for consulting services which were valued at $2,264,000 or $1.60 per share.

During the six months ended June 30, 2023, the Company also issued 886,458 shares of common stock for consulting services which were valued at $1,418,333 or $1.60 per share.

The Company is authorized to issue 10,000,000 shares of preferred shares at a par value of $0.001. As of June 30, 2024 and December 31, 2023, 10,000 shares of preferred stock have been issued and are outstanding.

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On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of June 30, 2024, and December 31, 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

Item 3. Financial Statements

The accompanying semi-annual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements included in the Company’s Form 1-K/A for the year ended December 31, 2023. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2024 are not necessarily indicative of the results that can be expected for the year ending December 31, 2024.

The Form 1-SA was not reviewed by our independent certified public accounting firm, SetApart PS.

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MED-X, INC. Consolidated Balance Sheets

	June 30, 2024	December 31, 2023
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$245,923	$65,747
Accounts Receivable, net	147,077	50,105
Inventory	530,014	536,241
Prepaids and Other Current Assets	78,274	80,290
Total Current Assets	1,001,288	732,383

Property and Equipment, net	26,084	30,955
Right-of-Use Asset	375,985	521,862
Intangible Assets	4,604	5,504
Security Deposit	54,624	54,624
Total Assets	$1,462,585	$1,345,328

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$801,807	$667,461
Credit Cards	142,585	75,851
Line of Credit	116,455	20,635
Line of Credit Agreement, related party	499,617	499,666
Current Portion of Lease Liability	378,466	339,524
Total Current Liabilities	1,938,930	1,603,137

Lease Liability, net of current portion	83,104	282,293
Total Liabilities	2,022,034	1,885,430

STOCKHOLDERS' EQUITY
Common Stock: $0.001 par value, 300,000,000 shares authorized. 17,090,567 and 14,115,3688 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively.	17,090	14,115
Preferred Stock: 10,000,000 authorized, $0.001 par value; Series A Preferred Stock: 10,000 shares authorized, issued and outstanding	10	10
Additional Paid in Capital	34,817,194	30,414,827
Accumulated Deficit	(35,393,743)	(30,969,054)
Total Stockholders' Equity	(559,449)	(540,102)
Total Liabilities and Stockholders' Equity	$1,462,585	$1,345,328

See accompanying notes to consolidated financial statements.

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MED-X, INC. Consolidated Statements of Operations

For Six Months Periods Ended June 30,	2024	2023
(USD $ in Dollars)
Net Revenue	$834,255	$864,668
Cost of Goods Sold	686,866	701,156
Gross Profit	147,389	163,512

Operating Expenses:
General and Administrative	4,049,177	3,108,095
Sales and Marketing	495,577	530,484
Total Operating Expenses	4,5544,754	3,638,579

Operating Loss	(4,397,365)	(3,475,067)

Interest Expense	27,324	27,477
Loss Before Provision for Income Taxes	(4,424,689)	(3,502,544)
Provision/(Benefit) for income taxes	-	-
Net Loss	$(4,424,689)	$(3,502,544)

See accompanying notes to consolidated financial statements.

12

MED-X, INC. Consolidated Statements of Changes in Stockholders’ Equity

					Additional		Total
					Paid In	Accumulated	Stockholders'
	Common Stock		Preferred Shares		Capital	Deficit	Equity
(in, $US)	Shares	Amount	Shares	Amount
Balance—December 31, 2023	14,115,368	$14,115	10,000	$10	$30,414,827	$(30,969,054)	$(540,102)
Stock Based Compensation for Consulting Services	1,415,000	1,415	-	-	2,262,585	-	2,264,000
Issuance of Common Stock for Cash, net of offering costs	1,560,199	1,560	-	-	2,136,158	-	2,137,718
Stock Option, Non-Cash Compensation	-	-	-	-	3,624	-	3,624
Net Loss	-	-	-	-	-	(4,424,689)	(4,424,689)
Balance—June 30, 2024	17,090,567	$17,090	10,000	$10	$34,817,194	$(35,393,743)	$(559,449)

					Additional		Total
					Paid In	Accumulated	Stockholders'
	Common Stock		Preferred Shares		Capital	Deficit	Equity
(in, $US)	Shares	Amount	Shares	Amount
Balance—December 31, 2022	9,687,647	$9,688	10,000	$10	$24,340,406	$(24,490,558)	$(140,454)
Stock Option, Non-Cash Compensation	-	-	-	-	3,624	-	3,624
Stock Based Compensation for Consulting Services	886,459	886	-	-	1,417,447	-	1,418,333
Issuance of Common Stock for Cash, net of offering costs	1,864,385	1,864	-	-	2,341,330	-	2,343,194
Net Loss		-	-	-	-	(3,502,544)	(3,502,544)
Balance—June 30, 2023	12,438,491	$12,438	10,000	$10	$28,102,807	$(27,993,102)	$122,153

See accompanying notes to consolidated financial statements.

13

MED-X, INC. Consolidated Statements of Cash Flows

For The Six Months Ended June 30,	2024	2023
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(4,424,689)	$(3,502,544)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation Expense	4,871	8,617
Amortization Expense	900	-
Non-cash Lease Expense	(14,370)	3,592
Consulting Expense, settled through stock issuance	2,264,000	1,418,333
Share-Based Compensation Expense	3,624	3,624
Changes in operating assets and liabilities:
Accounts Receivable, net	(96,972)	(165,632)
Inventory	6,227	34,302
Prepaids and Other Current Assets	2,016	(60,301)
Accounts Payable	134,346	(39,795)
Credit Cards	66,734	-
Accounts payable and accrued liabilities, related party	95,820	(84,398)
Net Cash Used in Operating Activities	(1,957,493)	(2,384,202)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	-	-
Net Cash Used In Investing Activities	-	-

CASH FLOW FROM FINANCING ACTIVITIES
Common Stock Issued for Cash, net of offering costs	2,137,718	2,343,194
Borrowings/ (Repayment) - Line of Credit	-	112,279
Borrowing / (Repayment) - Line of Credit Agreement, related party	(49)	(3,078)
Repayment of Loans and Notes	-	-
Net Cash Provided by Financing Activities	2,137,669	2,452,395

Net Change in Cash and Cash Equivalents	180,176	68,193
Cash—Beginning of the Year	65,747	209,472
Cash—End of the Year	$245,923	$277,665

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the period for Interest	$27,323	$27,476
Cash Paid During the period for Income Taxes	$-	$-

See accompanying notes to consolidated financial statements.

14

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

1. NATURE OF OPERATIONS

Med-X, Inc. was incorporated on February 24, 2014, in the state of Nevada. The company has a wholly-owned subsidiary, Pacific Shore Holdings, Inc., which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The consolidated financial statements of Med-X, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Canoga Park, California.

The Company and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and while we are marketing certain formats of these products, other formulations are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and a cost-effective pharmacy automation system for the pharmaceutical and cannabis industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Consolidation

The Company’s consolidated financial statements include the accounts of Med-X Inc., and its wholly owned subsidiary, Pacific Shore Holdings, Inc., over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

15

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2024 and December 31, 2023, the Company’s cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers and pay at the time of purchase. As of June 30, 2024, and 2023, the Company determined that no allowance for expected credit loss was not material to these consolidated financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Inventories are periodically evaluated to identify obsolete or otherwise impaired products and are written off when management determines usage is not probable. The Company estimates the balance of excess and obsolete inventory by analyzing inventory by age using last used and original purchase date and existing sales pipeline for which the inventory could be used.

Intangible Assets

Intangible assets with finite lives, such as trademark & copyrights, are amortized on a straight-line basis over their estimated useful lives. The useful life of the trademark is deemed as 15 years.

16

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Buildings & improvements	Lease term
Furniture & equipment	3 years
Software	5 years
Vehicles	Lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

17

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

Concentration of Credit Risk

Cash Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Customer Concentrations

As of June 30, 2024 and 2023, the Company earned 51% and 51% respectively, of gross revenue from two specific customers.

Supplier Concentrations

As of June 30, 2024 and 2023,  the Company made purchases from 2 major suppliers that accounted for 80% and 75% of cost of goods, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Through the three and six months ended June 30, 2024 and 2023 and during the years ended December 31, 2023, and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per Unit basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the six months ended June 30, 2024, and 2023, amounted to $495,575 and $532,000, which is included in sales and marketing expenses.

18

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock under our Regulation A+ offering and Rule 506(c) private placements have been recorded as contra equity and deducted from the capital raised. Costs associated with the proceeds from an Initial Public Offering (IPO) on Form S-1 are capitalized under prepaid expenses and other current assets until such time as the success or failure of the IPO can be determined, at which time the costs will be recorded as contra equity or expensed. Offering costs include legal, accounting, investment banking, underwriting, printing, and regulatory and filing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through XX, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842.

The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

19

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

3. INVENTORY

Inventory consists of the following items:

As of	June 30, 2024	December 31, 2023
Raw Materials	342,793	326,214
Finished Goods	187,221	210,027
Total Inventory	$530,014	$536,241

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of	June 30, 2024	December 31, 2023
Advances to Suppliers	35,379	31,831
Prepaid Rent	14,969	14,969
Other Current Assets	27,926	33,490
Total Prepaids and Other Current Assets	$78,274	$80,290

Accounts payable and accrued liabilities consists of the following items:

As of	June 30, 2024	December 31, 2023
Accounts Payable	565,516	464,345
Accrued Employee Compensation	163,333	134,155
Other Payroll Liabilities	72,958	68,961
Total Accounts Payable and Accrued Liabilities	$801,807	$667,461

5. PROPERTY AND EQUIPMENT

As of June 30, 2024 and December 31, 2023, property and equipment consists of:

As of	June 30, 2024	December 31, 2023
Buildings & Improvements	$337,806	$337,806
Furniture & Equipment	320,218	320,218
Software and Website	166,514	166,514
Vehicles	164,485	164,485
Property and Equipment, at cost	989,023	989,023
Accumulated Depreciation	(962,939)	(958,068)
Property and Equipment, Net	$26,084	$30,955

Depreciation expenses for property and equipment for the six months ended June 30, 2024, and 2023 were in the amount of $4,871 and $8,617, respectively.

20

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

6. INTANGIBLE ASSETS

As of June 30, 2024 and December 31, 2023, intangible asset consist of:

As of	June 30, 2024	December 31, 2023
Trademark	$26,994	$26,994
Intangible assets, at cost	26,994	26,994
Accumulated Amortization	(22,390)	(21,490)
Intangible Assets, net	$4,604	$5,504

Entire intangible assets have been amortized. Amortization expense for the six months ended June 30, 2024 and 2023 was in the amount of $900 and $0, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of June 30, 2024:

For The Year Ended December 31,
2024	$(900)
2025	(1,800)
2026	(1,800)
2027	(104)
Thereafter	-
Total	$(4,604)

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

On April 15, 2024 the Company’s Board of Directors approved a 1 for 16 Reverse Split of the Company’s common stock. The Reverse Split was effective April 16, 2024 and has been retroactively applied to the share and per share data included herein.

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share. As of June 30, 2024, and December 31, 2023, 17,090,567 and 14,115,368 shares have been issued and are outstanding.

On October 26, 2022, the Company filed a Private Placement Memorandum for accredited investors only. This offering was for 1,875,000 shares of common stock at $1.60 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised. This offering was completed, including the exercise of an over-allotment option, on May 5, 2023. On May 6, 2023, the Company filed a new Private Placement Memorandum for accredited investors only on the same terms.

In May 2024 the Company launched a Regulation CF Crowdfunding Offering. Shares of Common Stock was offered at $3.00 per share.

21

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

During the six months ended June 30, 2024, the Company sold 1,115,000 shares of common stock at $1.60 per share in its private placement. And the Company sold 507,500 shares of common stock at $2.00 per share in its private placement. The Company received proceeds of $2,020,092, net of offering costs.

During the six months ended June 30, 2024, the Company issued 47,698 shares of common stock at $3.00 per share under its Regulation CF Crowdfunding Offering. The Company received proceeds of $117,626, net of offering costs.

During the six months ended June 30, 2024, the Company also issued 1,415,000 shares of common stock for consulting services which were valued at $2,264,000 or $1.60 per share.

During the six months ended June 30, 2023, the Company also issued 886,458 shares of common stock for consulting services which were valued at $1,418,333 or $1.60 per share.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred shares at a par value of $0.001. As of June 30, 2024 and December 31, 2023, 10,000 shares of preferred stock have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Incentive Plan (which may be referred to as the “Plan”). The Company reserved 625,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	1.56%
Expected volatility	88%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

22

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company’s stock option activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	247,813	$10.08	2.76
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2024	247,813	$10.08	2.26
Exercisable Options at June 30, 2024	243,359	$9.92	2.26

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	247,813	$10.08	3.76
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2023	247,813	$10.08	3.25
Exercisable Options at June 30, 2023	234,453	$9.92	3.25

Stock option expense for the six months ended June 30, 2024, and June 30, 2023, was $3,624.

Warrants

A summary of the Company’s warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2023	17,587	$9.60	2.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2024	17,587	$9.60	2.45

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	17,587	$9.60	3.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at June 30, 2023	17,587	$9.60	3.45

The aggregate intrinsic value of the warrants as of June 30, 2024, and December 31, 2023, is $0.

23

MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

9. DEBT

Line of Credit

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of June 30, 2024, and December 31, 2023, the outstanding balance was $116,455 and $45,587 respectively.

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of June 30, 2024, and December 31, 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

10. LEASES

The Company conducts its operations from facilities in Canoga Park, California that was initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area. Monthly payments range from $22,453 to $34,429 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

As of	June 30, 2024	December 31, 2023
Operating Leases:
Right-of-use Assets	$375,985	$521,862

Lease Liabilities:
Lease Liabilities	$461,570	$621,817

The weighted average lease term for the Company’s operating leases as of June 30, 2024, and December 31, 2023 was 1.3 years and 1.8 years, respectively.

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MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

The weighted average discount rate used for operating leases is 6.75% for the years ended December 31, 2023, and 2022.

Minimum future lease payments under non-cancellable operating leases as of June 30, 2024, are as follows:

For The Year Ended December 31,
2024	$193,100
2025	309,858
Thereafter	-
Less: Present Value Discount	(41,388)
Total	$461,570

11. RELATED PARTY

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days. On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of June 30, 2024 and December 31, 2023, the Company has drawn $499,617 and $499,666, respectively against the Line of Credit Agreement and had interest payable of $2,767 and $2,787, respectively.

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12-month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice.

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MED-X, INC. Consolidated Notes to Financial Statements For The Six Months Ended June 30, 2024

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

13. OTHER EVENTS

On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc. for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. If the Company's stock isn't listed on Nasdaq within 90 days, the transaction will be canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in NAPCO included. The Company is negotiating a renewal to both Amendments.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from June 30, 2024, through September 15, 2024, which is the date the consolidated financial statements were available to be issued.

On July 26, 2024 the Company entered into an Advisory Agreement with Maxim Group to provide general financial advisory and investment banking services to the Company. Upon execution of the agreement the Company issued 88,514 shares of common stock to Maxim Group LLC.

Between June 30, 2024 and September 15, 2024, the Company sold 375,500 shares of common stock at $2.00 per share in its private placement. The Company received net proceeds of $300,400.

Between June 30, 2024 and September 15, 2024, the Company sold 355,284 shares of common stock at $3.00 per share through its Regulation CF Crowdfunding Offering. The Company received net proceeds of $260,732.

Between June 30, 2024 and September 15, 2024, the Company issued 400,000 shares of common stock to several consultants for consulting services provided in the period, which were valued at $2.00 and expensed.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

15. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,394,176, an operating cash outflow of $1,957,493 and liquid assets in cash of $245,923, which are less than a year worth of cash reserves as of June 30, 2024. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

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ITEM 4.  EXHIBITS

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation*

2.2	Bylaws*

2.3	Certificate of Designation of Series A Preferred Stock*

4.1	Subscription Documents*

4.2	Form of Common Stock Certificate of the Registrant*

6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor*

6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached.*

6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*

6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016*

6.5	Agreement with Monarch Bay Securities, LLC*

6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC*

6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited*

6.9	Warrant to purchase shares of Med-X, Inc. Common Shares*

6.10	Registration Rights Agreement*

6.11	Med-X, Inc. 2016 Stock Incentive Plan*++

6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills*

6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015*

6.14	Amendment to Lease with S&R Properties dated July 21, 2020*

6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012*

6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.*

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6.17	Promissory Note issued to Crestmark Bank dated November 27, 2021*

6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012*

6.19	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*

6.20	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010*

6.21	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022*

6.22	Engagement letter between the Company and RF Lafferty & Co., Inc.*

6.23	Amendment to Line of Credit Agreement with Matthew Mills, Jennifer Mills and Med-X, Inc. dated September 28, 2023*

6.24	Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde *

6.25	Convertible Promissory Note between Med-X Inc and Joseph Winograde *

6.26	Purchaser’s Rights Agreement between Med-X Inc and Joseph Winograde *

6.27	Amendment to the Agreement for the Purchase and Sale of Capital Stock, dated December 13, 2023, between Med-X, Inc. and Joseph Winograde*

6.28	Purchaser’s Rights Agreement, dated September 15, 2023*

6.29	Distribution Agreement, dated September 25, 2023, between Med-X, Inc. and Ensystex Australasia Pty Ltd*

6.30	Form of Warrant Agency Agreement*

6.31	Amendment No. 1 to Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde*

6.32	Amendment No. 1 to the Convertible Promissory Note between Med-X Inc. and Joseph Winograde *

8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

*  previously filed

++ Indicates a management contract or compensatory plan.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on September 23, 2024.

Med-X, Inc.

By:	/s/ Matthew Mills
Name:	Matthew Mills
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Mills	Chief Executive Officer of Med-X, Inc.	September 23, 2024
Matthew Mills	(Principal Executive Officer)

/s/ Ronald J. Tchorzewski	Chief Financial Officer of Med-X, Inc.	September 23, 2024
Ronald J. Tchorzewski	(Principal Financial Officer and Principal Accounting Officer)

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